UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number: 001-34936

Noah Holdings Limited

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Ching Tao

Ching Tao
Chief Financial Officer

Date: January 15, 2016

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.2 – Notice of Extraordinary General Meeting of Shareholders of Noah Holdings Limited

Exhibit 99.3 – Form of Proxy for Use at the Extraordinary General Meeting of Shareholders of Noah Holdings Limited

Exhibit 99.1

NOAH HOLDINGS LIMITED TO HOLD EXTRAORDINARY GENERAL MEETING

ON JANUARY 28, 2016

SHANGHAI, CHINA — December 28, 2015 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), today announced that it will hold an extraordinary general meeting (“EGM”) of shareholders at the Grand Meeting Room on the 3rd Floor, Building C, No. 32 Qin Huang Dao Road, Yangpu District, Shanghai, People’s Republic of China on Thursday, January 28, 2016 at 10:00 a.m. local time.

Holders of ordinary shares of record on the close of business on Friday, January 8, 2016 (U.S. Eastern Time) (the “Record Date”) or their proxy holders are entitled to vote at the EGM or any adjournment or postponements thereof. Each ordinary shareholder has one vote for each ordinary share held as of the close of business on the Record Date. Holders of record of the Company’s American depositary shares (“ADSs”) at the close of business on the Record Date who wish to vote the ordinary shares of the Company represented by their ADSs must act through Citibank, N.A., the depositary of the Company’s ADS program.

The Company proposes to adopt a dual-class share structure (the “Dual-class Share Structure”), pursuant to which the Company’s authorized share capital shall be re-organized and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one (1) vote and each Class B ordinary share being entitled to four (4) votes on all matters subject to vote at general meetings of the Company. Under the proposal, Ms. Jingbo Wang, Noah’s Founder, Chairman and CEO, and Mr. Zhe Yin, Noah’s Co-founder, Executive Director, and CEO of Noah’s subsidiary Gopher Asset Management, would receive Class B ordinary shares and all other shareholders would receive Class A ordinary shares. The Company believes that this structure will support the management team’s ability to implement a sustainable development strategy, continuously invest in innovation and achieve the vision of becoming the premier provider of wealth and asset management services for Chinese globally.

The Company’s senior management will host an English language conference call on Monday, December 28, 2015 at 8:30 p.m. U.S. Eastern Time/Tuesday, December 29, 2015 at 9:30 a.m. Beijing/Hong Kong Time, to answer questions from investors regarding this proposal. The conference call may be accessed by calling:

Dial in details

United States Toll Free	+1-888-346-8982

Mainland China Toll Free	4001-201203

Hong Kong Toll Free	800-905-945

International	+1-412-902-4272

Conference Title	Noah Holdings Conference Call

Participant Password	Noah Holdings

A telephone replay will be available starting 1 hour after the end of the conference call until Tuesday, January 5, 2016 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10078230.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahwm.com.

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The notice of the EGM sets forth the resolutions to be submitted to shareholders of the Company for approval and other relevant information regarding the EGM, the proposed Dual-class Share Structure and how to vote ordinary shares or direct Citibank, N.A., to vote the ordinary shares represented by the ADSs at the EGM.

Investors and shareholders are urged to read carefully and in their entirety the materials to be filed with or furnished to the U.S. Securities and Exchange Commission, as they contain important information about the Company, the proposed Dual-class Share Structure and related matters.

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ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth management services provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China. In the third quarter of 2015, Noah distributed over US$4.1 billion of wealth management products. As of September 30, 2015, Noah had assets under management of US$12.1 billion.

Noah distributes a wide array of wealth management products, including fixed income products, private equity fund products, mutual fund products and insurance products. Noah also develops and manages financial products denominated in both Renminbi and U.S. dollars, covering real estate funds and funds of funds, including private equity funds, real estate funds, hedge funds and fixed income funds through Gopher Asset Management. In addition, in 2014, the Company launched a proprietary internet finance platform to provide financial products and services to white-collar professionals and enterprise clients in China. Noah delivers customized financial solutions to clients through a network of 1,038 relationship managers across 130 branches and sub-branches in 65 cities in China, and serves the international investment needs of its clients through a wholly owned subsidiary in Hong Kong. The Company’s wealth management business had 88,663 registered clients as of September 30, 2015.

Noah has won numerous awards and recognition, including top 5 in Fortune’s list of Fastest-Growing Companies in 2015, Forbes’ Best Potential Business in China award in 2015, STCN’s Best Third Party Wealth Management Company award in 2014, Hurun Report’s Popular Independent Wealth Management Institution award in 2013 and 2014, and Deloitte’s Technology Fast 500 Asia Pacific award in 2013. For more information please visit Noah at ir.noahwm.com.

Contacts:

Ken Liu

Noah Holdings Limited

Tel: +86.21.8035.9221

ir@noahwm.com

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Exhibit 99.2

NOAH HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE: NOAH)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS

TO BE HELD ON JANUARY 28, 2016

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of Noah Holdings Limited (the “Company”) will be held at the Grand Meeting Room on the 3rd Floor, Building C, No. 32 Qin Huang Dao Road, Yangpu District, Shanghai, People’s Republic of China on Thursday, January 28, 2016 at 10:00 a.m local time.

Only holders of ordinary shares of record on the close of business on Friday, January 8. 2016 (U.S. Eastern time)(the “Record Date”) or their proxy holders are entitled to vote at the EGM or any adjournment or postponements thereof. Each ordinary shareholder has one vote for each ordinary share held as of the close of business on the Record Date. Holders of record of the Company’s American depositary shares (“ADSs”) at the close of business on the Record Date who wish to vote the ordinary shares of the Company represented by the ADSs must act through Citibank, N.A., the depositary of the Company’s ADS program.

At the EGM, the following resolutions will be considered and voted upon:

•	As a special resolution:

THAT the authorized share capital of the Company be re-classified and re-designated into 100,000,000 ordinary shares of nominal or par value US$0.0005 each, of which (i) 91,394,900 be designated as Class A ordinary shares of nominal or par value US$0.0005 each (the “Class A Ordinary Shares”) and (ii) 8,605,100 be designated as Class B ordinary shares of nominal or par value US$0.0005 each (the “Class B Ordinary Shares”), with each Class A Ordinary Share being entitled to one (1) vote and each Class B Ordinary Share being entitled to four (4) votes on all matters subject to vote at general meetings of the Company and with such other rights, preferences and privileges as set forth in the Fifth Amended and Restated Memorandum and Articles of Association of the Company adopted pursuant to these resolutions;

THAT the re-designation and re-classification of 8,605,100 ordinary shares, being all the currently issued and outstanding ordinary shares registered in the names of Ms. Jingbo Wang, Jing Investors Co., Ltd (a company wholly beneficially owned by Ms. Jingbo Wang) and Yin Investment Co., Ltd (a company wholly beneficially owned by Mr. Zhe Yin) into the same number of Class B Ordinary Shares on a 1:1 basis be, and hereby is, approved and adopted;

THAT the re-designation and re-classification of all the then-issued and outstanding ordinary shares, other than the ordinary shares to be re-designated and re-classified into Class B Ordinary Shares pursuant to the immediately preceding resolution, and all of the unissued ordinary shares into the same number of Class A Ordinary Shares on a 1:1 basis be, and hereby is, approved and adopted; and

THAT all of the issued and outstanding awards, including options and restricted shares, granted by the Company under the Company’s currently effective share incentive plans, shall entitle the grantees to such number of Class A Ordinary Shares equivalent to the number of ordinary shares that these grantees would be entitled to as originally set out in their relevant award agreement with the Company and the Company shall issue such Class A Ordinary Shares to the grantees of such awards granted pursuant to the applicable share incentive plan upon vesting and/or exercise of such awards, by the grantees.

The above resolutions are collectively referred to as “Alteration of Share Capital and Voting Power”.

•	As a special resolution:

THAT the existing memorandum and articles of association currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Fifth Amended and Restated Memorandum and Articles of Association in the form attached hereto as Annex I, with immediate effect (the “Adoption of the New M&As”).

The Company’s ADS program, following the proposed resolutions above, shall remain intact and unchanged, with the exception of the underlying class of shares being re-classified and re-designated from ordinary shares to Class A Ordinary Shares.

If you own ADSs on the close of business on the Record Date, you cannot vote your ADSs at the EGM directly, but you may instruct Citibank, N.A., (the “depositary”), as depositary under a deposit agreement, dated as of November 9, 2010, by and among the Company, the depositary and all holders and beneficial owners of ADSs issued thereunder (the “Deposit Agreement”), as the holder of ordinary shares underlying the Company’s ADSs, how to vote the ordinary shares underlying your ADSs. The depositary must receive such instructions no later than 3:00 p.m. on Monday, January 25, 2016 (U.S Eastern time) in order to vote the underlying ordinary shares at the EGM.

After careful consideration, the Board has (1) directed the matters relating to the Alteration of Share Capital and Voting Power and the New M&As be submitted to shareholders for authorization and approval, and (2) recommended that shareholders authorize and approve the matters relating to the Alteration of Share Capital and Voting Power and the Adoption of the New M&As.

Regardless of the number of shares that you own, your vote is very important. Even if you plan to attend the EGM in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible. You should simply indicate on your proxy card how you want to vote, sign and date the proxy card, and mail the proxy card in the enclosed return envelope as soon as possible to ensure that it will be received by the Company no later than 3:00 p.m. on Monday, January 25, 2016 (U.S Eastern time) so that your shares will be represented and may be voted at the EGM. If you receive more than one proxy card because you own shares that are registered in different names, please vote all of your shares shown on all of your proxy cards in accordance with the instructions set forth on the proxy card.

Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the EGM and vote your shares in person. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the EGM in person, you must obtain from the record holder a proxy issued in your name.

If you sign and timely submit your proxy card without indicating how you wish to vote, the shares represented by your proxy card will be voted AGAINST the resolutions to authorize and approve the Alteration of Share Capital and Voting Power and the Adoption of the New M&As at the EGM. Further, if holders of ADSs do not give voting instructions to the depositary, they may be, in limited circumstances, deemed to have instructed the depositary to give a discretionary proxy to a person designated by the Company (the “Designee”) under the Deposit Agreement, unless the Company informs the depositary that (1) the Company does not wish such discretionary proxy to be given, (2) substantial opposition exists in respect of the contemplated adoption of the Alteration of Share Capital and Voting Power and the Adoption of the New M&As, or (3) the rights of holders of ordinary shares may be materially adversely affected by the contemplated adoption of the Alteration of Share Capital and Voting Power and the Adoption of the New M&As.

If you have any questions or need assistance in voting your shares or ADSs, please contact Ken Liu, by telephone at +86.21.8035.9221, or email at IR@noahwm.com.

Notes:

1.	If a share is held jointly by two or more persons, the vote of the holder whose name appears first in the register of members of the Company who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote of the other joint holders.

2.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized.

3.	A proxy need not be a member (registered shareholder) of the Company.

4.	The Chairman of the meeting may, at his or her discretion, direct that a proxy card shall be deemed to have been duly deposited. A proxy card that is not deposited in the manner permitted shall be invalid.

5.	Votes given in accordance with the terms of a duly executed proxy card shall be valid notwithstanding the death or insanity of the principal prior to the EGM or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at No. 32 Qinhuangdao Road, Building C, Shanghai 200082, People’s Republic of China, before the commencement of the EGM, or adjourned meeting at which it is sought to use the proxy.

By Order of the Board of Directors,
Noah Holdings Limited

/s/ Jingbo Wang
Jingbo Wang
Chairman of the Board

Shanghai, China

January 13, 2016

Exhibit 99.3

FORM OF PROXY – SHAREHOLDERS ONLY

NOAH HOLDINGS LIMITED

FOR USE AT THE EXTRAORDINARY GENERAL MEETING (“EGM”)

TO BE HELD ON JANUARY 28, 2016 (OR AT ANY POSTPONEMENT OR ADJOURNMENT THEREOF)

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

For use at the EGM (or at any postponement or adjournment thereof) of the holders of ordinary shares of nominal or par value US$0.0005 each in the capital of Noah Holdings Limited (the “Company”):

I/We(1),                                         , being the registered holders of ordinary shares of nominal or par value US$0.0005 each in the capital of the Company, HEREBY APPOINT the Chairman of the EGM or(2)                                          as my/our proxy (“Proxy”) to attend and act for me/us and on my/our behalf as the EGM (or at any postponement or adjournment thereof) to be held at 10:00 a.m (local time) on Thursday, January 28, 2016, for the purpose of considering, and if thought fit, authorizing and approving the following resolutions in the following manner:

	For(3)	Against(3)	Abstain(3)

1.

As a special resolution,

THAT the authorized share capital of the Company be re-classified and re-designated into 100,000,000 ordinary shares of nominal or par value US$0.0005 each, of which (i) 91,394,900 be designated as Class A ordinary shares of nominal or par value US$0.0005 each (the “Class A Ordinary Shares”) and (ii) 8,605,100 be designated as Class B ordinary shares of nominal or par value US$0.0005 each (the “Class B Ordinary Shares”), with each Class A Ordinary Share being entitled to one (1) vote and each Class B Ordinary Share being entitled to four (4) votes on all matters subject to vote at general meetings of the Company and with such other rights, preferences and privileges as set forth in the Fifth Amended and Restated Memorandum and Articles of Association of the Company adopted pursuant to these resolutions;

	☐	☐	☐

THAT the re-designation and re-classification of 8,605,100 ordinary shares, being all the currently issued and outstanding ordinary shares registered in the names of Ms. Jingbo Wang, Jing Investors Co., Ltd (a company wholly beneficially owned by Ms. Jingbo Wang) and Yin Investment Co., Ltd (a company wholly beneficially owned by Mr. Zhe Yin) into the same number of Class B Ordinary Shares on a 1:1 basis be, and hereby is, approved and adopted;

THAT the re-designation and re-classification of all the then-issued and outstanding ordinary shares, other than the ordinary shares to be re-designated and re-classified into Class B Ordinary Shares pursuant to the immediately preceding resolution, and all of the unissued ordinary shares into the same number of Class A Ordinary Shares on a 1:1 basis be, and hereby is, approved and adopted; and

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THAT all of the issued and outstanding awards, including options and restricted shares, granted by the Company under the Company’s currently effective share incentive plans, shall entitle the grantees to such number of Class A Ordinary Shares equivalent to the number of ordinary shares that these grantees would be entitled to as originally set out in their relevant award agreement with the Company and the Company shall issue such Class A Ordinary Shares to the grantees of such awards granted pursuant to the applicable share incentive plan upon vesting and/or exercise of such awards, by the grantees.

2.

As a special resolution,

THAT the existing memorandum and articles of association currently in effect be amended and restated by their deletion in their entirety and the substitution in their place of the Fifth Amended and Restated Memorandum and Articles of Association in the form attached hereto as Annex I, with immediate effect (the “Adoption of the New M&As”).

	☐	☐	☐

In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be returned in the postage paid envelope we have provided or returned addressed to the Company as soon as possible, and in any event so that it is received by the Company no later than 3:00 p.m. on Monday, January 25, 2016 (U.S Eastern Time). In default, this form of proxy shall not be treated as valid, provided always that the chairman of the EGM may at his or her discretion direct that an instrument of proxy shall be deemed to have been duly deposited. Completion and delivery of this form of proxy will not preclude you from attending the EGM and voting in person at the EGM if you so wish, but in the event of your attending the EGM and voting at the EGM after having lodging this form of proxy, this form of proxy will be deemed to have been revoked.

Dated this day of , 2016

Signature(s)(4):

Notes:

1.	Full names and addresses to be inserted in BLOCK CAPITALS.

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2.	If no name is inserted, a shareholder is deemed to have nominated the chairman of the EGM as proxy. If any proxy other than the chairman of the EGM is preferred, please strike out the words “the chairman of the EGM or” and insert the name and address of your proxy desired in the space provided. You are entitled to appoint one or more proxies (who must be an individual) to attend and vote in your stead. Your proxy need not be a member of the Company but must attend the EGM in person to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

3.	The Board of Directors recommends you vote FOR the proposals. IMPORTANT: IF YOU WISH TO VOTE IN FAVOR OF THE PROPOSALS, TICK THE BOX MARKED “For.” IF YOU WISH TO VOTE AGAINST THE PROPOSALS, TICK THE BOX MARKED “Against.” IF YOU WISH TO ABSTAIN FROM VOTING IN RELATION TO THE PROPOSALS, TICK THE BOX MARKED “Abstain.” Shares represented by this proxy will be voted as directed by the shareholder. If no such directions are indicated, the Proxies shall have discretion to vote as they determine. Proxies shall also be authorized to vote upon such other business as may properly come before the EGM or any postponement or adjournment thereof in their discretion.

4.	This form of proxy must be signed by you or your duly authorized attorney in writing or, in the case of a corporation, either under its common seal or under the hand of an officer, attorney or other person duly authorized. If a corporation or partnership, please set out the full corporate or partnership name and the full title of any authorized person signing on the corporation or partnership’s behalf. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such.

Joint owners should each sign personally. Where there are joint registered holders of any share(s) in the Company, any one of such joint holders may vote at the EGM, either personally, or by proxy, in respect of such share(s) as if he were solely entitled thereto; but if more than one of such joint holders are present at the EGM, either personally or by proxy, the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company.

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